Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2015

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal liabilities.

1.2	All directors of the Company attended the meeting of the board of directors for the considering of this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements in this quarterly report are warranted.

1.4	The financial statements in the third quarterly report for 2015 of the Company have not been audited.

2.	MAJOR FINANCIAL DATA AND CHANGE IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial data

Unit: ¥ Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease compared with the end of last year (%)
Total assets	30,724,507,947	30,536,662,375	0.62
Net assets attributable to shareholders of listed company	27,274,480,315	26,745,840,611	1.98

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Net cash flows from operating activities	1,816,571,851	1,822,787,064	(0.34)

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Operating revenues	11,319,727,538	11,039,823,940	2.54
Net profit attributable to shareholders of listed company	882,816,554	649,778,044	35.86
Net profits attributable to shareholders of listed company after extraordinary gain or loss	901,794,312	741,753,429	21.58
Weighted average return on net assets (%)	3.27	2.43	0.84% increase
Basic earnings per share (¥/share)	0.125	0.092	35.87
Diluted earnings per share (¥/share)	0.125	0.092	35.87

Note: The “Increase/decrease compared with the same period of last year (%)” for return on net assets is the difference between the amounts in two periods.

Extraordinary gain or loss items and amounts

☑  Applicable    ☐   Not applicable

Unit: ¥ Currency: RMB

Item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)
Gain or loss on disposal of non-current assets	(4,288,192)	(24,593,476)
Government grants included in profit or loss for the period, other than those which are closely related to the Company’s ordinary business, in accordance with national policies and those continuously received in certain standard amounts and quantities	1,117,456	3,211,786
Reversal of impairment provision for receivables subject to individual impairment assessment test	7,493,868	7,879,563
Other non-operating income and expenses other than the items above	(12,192,403)	(7,560,909)
Effect of income tax	40,111	3,309,098
Effect of minority interests (after tax)	(330,318)	(1,223,820)

Total	(8,159,478)	(18,977,758)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders and shareholdings of top ten shareholders and of top ten shareholders not subject to selling restrictions at the end of the reporting period

Unit: Share

Total number of shareholders	346,641
Shareholdings of top ten shareholders
Name of shareholder (Full name)	Number of shares held at the end of the period	Proportion (%)	Number of shares with selling restriction	Subject to pledge or frozen		Nature of shareholder
				Status of shares	Number
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,417,750,751	20.01	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	211,800,195	2.99	—	Unknown	—	State-owned legal person
Central Huijin Investment Ltd.	85,985,800	1.21	—	Unknown	—	State-owned legal person
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	0.43	—	Unknown	—	State-owned legal person
Kuwait State Investment Bureau — Self-owned fund	29,095,244	0.41	—	Unknown	—	Other
Bosera Funds — Agricultural Bank — BoseraChina Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
Yinhua Fund — Agricultural Bank — Yinhua China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	28,101,600	0.40	—	Unknown	—	Other
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	27,182,600	0.38	—	Unknown	—	Other

Name of shareholder (Full name)	Number of shares held at the end of the period	Proportion (%)	Number of shares with selling restriction	Subject to pledge or frozen		Nature of shareholder
				Status of shares	Number
ChinaAMC Fund — Agricultural Bank — ChinaAMC China Securities and Financial Assets Management Program	26,838,285	0.38	—	Unknown		Other
Industrial and Commercial Bank of China Limited –China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	25,801,940	0.36	—	Unknown	—	Other

Shareholdings of top ten shareholders not subject to selling restrictions
Name of shareholder (Full name)	Number of outstanding shares not subject to selling	Class and number of shares
	restrictions held	Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,417,750,751	RMB ordinary shares	10,959,970
		Overseas listed foreign shares	1,406,790,781
China Securities Finance Corporation Limited	211,800,195	RMB ordinary shares	211,800,195
Central Huijin Investment Ltd.	85,985,800	RMB ordinary shares	85,985,800
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	RMB ordinary shares	30,781,989
Kuwait State Investment Bureau — Self-owned fund	29,095,244	RMB ordinary shares	29,095,244
Bosera Funds — Agricultural Bank — BoseraChina Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600

Shareholdings of top ten shareholders not subject to selling restrictions
Name of shareholder (Full name)	Number of outstanding shares not subject to selling	Class and number of shares
	restrictions held	Class	Number
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank — Yinhua China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	28,101,600	RMB ordinary shares	28,101,600
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	27,182,600	RMB ordinary shares	27,182,600
ChinaAMC Fund — Agricultural Bank — ChinaAMC China Securities and Financial Assets Management Program	26,838,285	RMB ordinary shares	26,838,285
Industrial and Commercial Bank of China Limited – China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	25,801,940	RMB ordinary shares	25,801,940
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above other shareholders are connected or concerted as defined in Measures on Administration of Acquisitions of Listed Companies.

Note: 10,959,970 A shares and 1,406,790,781 H shares of the Company, which account for 0.19% of A shares in issue and 98.29% of H shares in issue of the Company, respectively, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preferred shareholders and shareholdings of top ten preferred shareholders and of top ten preferred shareholders not subject to selling restrictions at the end of the reporting period

☐	Applicable ☑ Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☑ Applicable ☐ Not	applicable

Unit: ¥ Currency: RMB

Balance sheet	Item	30 September 2015	31 December 2014	% change	Major reason analysis
(1)	Construction-in-progress	691,456,086	401,434,222	72.25	Increased expenditure on the investment in construction within the budget.
(2)	Intangible assets	957,735,969	671,113,049	42.71	Newly acquisition and consolidation of subsidiaries.
(3)	Trade payables	1,689,468,666	2,533,257,896	(33.31)	Payment of materials purchase price and construction work payable.
(4)	Other payables	967,078,976	503,987,676	91.89	Newly acquisition and consolidation of subsidiaries.

Statement of profit	Item	January to September 2015	January to September 2014	% change	Major reason analysis
(1)	Finance cost	(25,700,213)	34,915,491	N/A	At the end of 2014, the Company repaid the medium- term notes with face value of RMB3.5 billion, resulting in a decrease in the interest payable on bonds for the period.
(2)	Assets impairment loss	110,328,871	644,293	17,024.02	Provision of impairment loss on the assets of “Blue Arrow” EMU pairs for the period.
(3)	Non-operating expenses	38,725,191	129,358,570	(70.06)	Decrease in loss on fixed assets retirement including rail and turnout replacement for the period
(4)	Income tax expenses	317,860,258	216,330,533	46.93	The increase of operating income and the decrease of non-operating expenses for the period, resulting in an increase in total pre-tax profit.
(5)	Net profit attributable to owners of the parent	882,816,554	649,778,044	35.86	The increase of operating income, the decrease of non-operating expenses and increase in income tax expenses for the period.

Cash flow statement	Item	January to September 2015	January to September 2014	% change	Major reason analysis
(1)	Net cash flows from investing activities	(1,087,776,639)	2,000,591,625	N/A	Decrease in the collection of time deposit with terms over three months for the period.
(2)	Net cash flows from financing activities	(354,303,104)	(566,734,240)	(37.48)	Decrease in final dividend for 2014 declared during the period.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable ☑ Not	applicable

3.3	Fulfillment of undertakings made by the Company and Shareholders holding 5% or above

☑	Applicable ☐ Not applicable

During	the reporting period, Guangzhou Railway (Group) Company, the largest shareholder of the Company, has undertaken that:

(1)	Guangzhou Railway (Group) Company and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway Line, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage in horizontal competition with the Company either.

(2)	Guangzhou Railway (Group) Company would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company would perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

(3)	As committed at the time of the initial public offer of A shares of the Company in December 2006, Guangzhou Railway (Group) Company would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. Guangzhou Railway (Group) Company and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway Line was leased to the Company by Guangzhou Railway (Group) Company for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.

(4)	Guangzhou Railway (Group) Company issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.

During	the reporting period, the above undertakings were fulfilled properly without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐ Applicable ☑ Not	applicable

Company name	Guangshen Railway Company Limited
Legal representative	Wu Yong
Date	28 October 2015

4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

30 September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	2,145,548,767	1,769,056,659
Trade receivables	2,623,128,028	2,313,404,994
Prepayments	11,430,418	46,361,710
Interests receivable	3,723,138	700,569
Other receivables	113,122,545	142,514,320
Inventories	360,083,440	400,508,871

Total current assets	5,257,036,336	4,672,547,123

Non-current assets:
Financial assets available for sale	53,825,879	53,825,879
Long-term receivables	31,678,100	30,197,014
Long-term equity investment	169,165,267	147,101,613
Fixed assets	23,173,144,253	24,176,101,970
Construction-in-progress	691,456,086	401,434,222
Intangible assets	957,735,969	671,113,049
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	15,369,055	22,004,395
Deferred income tax assets	51,956,394	67,583,833
Other non-current assets	41,886,002	13,498,671

Total non-current assets	25,467,471,611	25,864,115,252

Total assets	30,724,507,947	30,536,662,375

Current liabilities:
Trade payables	1,689,468,666	2,533,257,896
Receipts in advance	204,623,162	237,096,690
Staff remuneration payable	169,401,164	174,905,248
Tax payable	261,227,416	211,638,233
Dividends payable	14,320,903	548,020
Other payables	967,078,976	503,987,676

Total current liabilities	3,306,120,287	3,661,433,763

Consolidated Balance Sheet (Continued)

30 September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Non-current liabilities:
Deferred income	88,428,651	88,770,917
Deferred income tax liabilities	71,999,360	—

Total non-current liabilities	160,428,011	88,770,917

Total liabilities	3,466,548,298	3,750,204,680

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,596,782,586	2,596,782,586
Retained earnings	6,031,423,622	5,502,783,918

Total equity attributable to owners of the parent	27,274,480,315	26,745,840,611

Minority interests	(16,520,666)	40,617,084

Total shareholders’ equity	27,257,959,649	26,786,457,695

Total liabilities and shareholders’ equity	30,724,507,947	30,536,662,375

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Balance Sheet of the Company

30 September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	2,130,947,557	1,759,849,029
Trade receivables	2,599,241,587	2,300,152,675
Prepayments	11,122,168	46,334,481
Interests receivable	3,578,738	607,944
Dividends payable	562,483	6,078,958
Other receivables	155,652,225	196,158,312
Inventories	355,055,228	395,772,730

Total current assets	5,256,159,986	4,704,954,129

Non-current assets:
Financial assets available for sale	52,108,000	52,108,000
Long-term receivables	31,678,100	30,197,014
Long-term equity investment	254,086,726	232,023,072
Fixed assets	23,063,859,866	24,086,166,324
Construction-in-progress	690,196,246	401,434,222
Intangible assets	629,664,317	644,343,941
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	14,878,927	21,321,811
Deferred income tax assets	63,493,790	67,483,073
Other non-current assets	12,410,018	12,857,757

Total non-current assets	25,093,630,596	25,829,189,820

Total assets	30,349,790,582	30,534,143,949

Current liabilities:
Trade payables	1,654,716,584	2,508,583,922
Receipts in advance	203,189,960	235,232,876
Staff remuneration payable	167,040,416	173,463,463
Tax payable	253,608,246	203,574,229
Dividends payable	18,409	16,909
Other payables	648,669,060	561,135,302

Total current liabilities	2,927,242,675	3,682,006,701

Balance Sheet of the Company (Continued)

30 September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Non-current liabilities:
Deferred income	88,428,651	88,770,917

Total non-current liabilities	88,428,651	88,770,917

Total liabilities	3,015,671,326	3,770,777,618

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,596,782,586	2,596,782,586
Retained earnings	6,089,338,061	5,518,585,136

Total shareholders’ equity	27,334,119,256	26,763,366,331

Total liabilities and shareholders’ equity	30,349,790,582	30,534,143,949

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Consolidated Income Statement

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Total revenues from operation	3,944,496,348	3,871,694,097	11,319,727,538	11,039,823,940
Include: Revenues from operation	3,944,496,348	3,871,694,097	11,319,727,538	11,039,823,940
II. Total operating costs	3,414,477,377	3,420,965,961	10,099,829,630	10,060,085,002
Include: Operating costs	3,336,221,616	3,301,448,386	9,776,691,873	9,762,461,828
Business tax and surcharges	21,959,086	25,740,373	57,624,293	62,330,268
Selling expenses	877,342	2,715,064	4,212,836	5,592,988
Management expenses	65,918,235	77,318,245	176,671,970	194,140,134
Finance costs	(5,746,574)	13,145,547	(25,700,213)	34,915,491
Assets impairment loss	(4,752,328)	598,346	110,328,871	644,293
Add: Gains from investments (loss denoted by “—”)	7,702,000	917,267	(15,517,422)	7,094,475
Include: Gains from investments in associates and joint ventures	1,817,797	917,267	2,953,654	2,190,975
III. Profit from operation (loss denoted by “—”)	537,720,971	451,645,403	1,204,380,486	986,833,413
Add: Non-operating income	20,348,835	1,352,510	29,212,900	8,193,272
Include: Gain on disposal of non-current assets	10,929,177	27,720	10,936,228	100,660
Less: Non-operating expenses	16,281,667	24,751,028	38,725,191	129,358,570
Include: Loss on disposal of non-current assets	15,217,369	22,789,282	35,529,704	124,871,097
IV. Gross profit (gross loss denoted by “—”)	541,788,139	428,246,885	1,194,868,195	865,668,115
Less: Income tax expenses	127,661,402	107,572,848	317,860,258	216,330,533
V. Net profit (net loss denoted by “—”)	414,126,737	320,674,037	877,007,937	649,337,582
Net profit attributable to owners of the parent	418,078,384	321,057,504	882,816,554	649,778,044
Profit or loss of minority shareholders	(3,951,647)	(383,467)	(5,808,617)	(440,462)

Consolidated Income Statement (Continued)

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
VI. Net other comprehensive income after tax	—	—	—	—
VII. Total comprehensive income	414,126,737	320,674,037	877,007,937	649,337,582
Total comprehensive income attributable to owners of the parent	418,078,384	321,057,504	882,816,554	649,778,044
Total comprehensive income attributable to minority shareholders	(3,951,647)	(383,467)	(5,808,617)	(440,462)
VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.059	0.045	0.125	0.092
(2) Diluted earnings per share (¥/share)	0.059	0.045	0.125	0.092

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Income Statement of the Company

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Revenues from operation	3,831,057,989	3,758,432,197	11,006,904,623	10,716,004,056
Less: Operating costs	3,255,370,100	3,219,284,861	9,541,576,171	9,528,926,150
Business tax and surcharges	16,241,703	20,053,225	41,904,126	46,034,272
Selling expenses	1,216,554	2,130,050	4,054,031	4,419,732
Management expenses	46,631,603	54,828,854	124,568,611	132,396,606
Finance costs	(9,333,148)	13,302,185	(29,021,120)	35,354,922
Assets impairment loss	(4,743,527)	598,346	94,324,042	644,293
Add: Gains from investments (loss denoted by “—”)	7,702,000	2,085,239	13,524,804	8,262,447
Include: Gains from investments in associates and joint ventures	1,817,797	917,267	2,953,654	2,190,975
II. Profit from operation (loss denoted by “—”)	533,376,704	450,319,915	1,243,023,566	976,490,528
Add: Non-operating income	16,261,084	1,335,292	23,469,335	8,160,986
Include: Gain on disposal of non- current assets	10,929,177	27,720	10,935,758	100,020
Less: Non-operating expenses	16,258,119	24,742,371	38,653,053	129,303,198
Include: Loss on disposal of non- current assets	15,193,867	22,789,282	35,490,791	124,870,572
III. Gross profit (gross loss denoted by “—”)	533,379,669	426,912,836	1,227,839,848	855,348,316
Less: Income tax expenses	125,512,982	106,595,274	302,910,073	212,566,971
IV. Net profit (net loss denoted by “—”)	407,866,687	320,317,562	924,929,775	642,781,345
V. Net other comprehensive income after tax	—	—	—	—
VI. Total comprehensive income	407,866,687	320,317,562	924,929,775	642,781,345

Income Statement of the Company (Continued)

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A	N/A	N/A

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Consolidated Cash Flow Statement

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	9,609,612,254	9,037,771,970
Cash received relating to other operating activities	171,344,730	93,448,557

Sub-total of cash inflows from operating activities	9,780,956,984	9,131,220,527

Cash paid for goods purchased and services received	3,508,901,424	2,927,001,124
Cash paid to and on behalf of employees	3,741,850,002	3,585,884,986
Tax paid	649,257,756	697,804,061
Cash paid relating to other operating activities	64,375,951	97,743,292

Sub-total of cash outflows from operating activities	7,964,385,133	7,308,433,463

Net cash flows from operating activities	1,816,571,851	1,822,787,064

II.Cash flows from investing activities:
Cash received from investment gains	5,884,200	4,903,500
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	278,767	155,380
Cash received relating to other investment activities	1,596,000	2,948,694,900

Sub-total of cash inflows from investing activities	7,758,967	2,953,753,780

Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	1,012,999,797	813,264,712
Net cash paid for business combination	61,425,809	139,897,443
Cash paid for investment	19,110,000	—
Cash paid relating to other investment activities	2,000,000	—

Sub-total of cash outflows from investing activities	1,095,535,606	953,162,155

Net cash flows from investing activities	(1,087,776,639)	2,000,591,625

Consolidated Cash Flow Statement (Continued)

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	354,303,104	566,584,240
Cash paid relating to other financing activities	—	150,000

Sub-total of cash outflows from financing activities	354,303,104	566,734,240

Net cash flows from financing activities	(354,303,104)	(566,734,240)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	374,492,108	3,256,644,449
Add: Balance of cash and cash equivalents at the beginning of the period	1,665,056,659	412,677,598
VI. Balance of cash and cash equivalents at the end of the period	2,039,548,767	3,669,322,047

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

Cash Flow Statement of the Company

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	9,272,153,002	8,722,977,885
Cash received relating to other operating activities	169,681,072	90,612,289

Sub-total of cash inflows from operating activities	9,441,834,074	8,813,590,174

Cash paid for goods purchased and services received	3,370,889,242	2,797,348,529
Cash paid to and on behalf of employees	3,592,921,404	3,438,733,416
Tax paid	623,774,688	673,337,329
Cash paid relating to other operating activities	48,488,114	90,192,662

Sub-total of cash outflows from operating activities	7,636,073,448	6,999,611,936

Net cash flows from operating activities	1,805,760,626	1,813,978,238

II.Cash flows from investing activities:
Cash received from investment gains	11,963,158	10,146,766
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	263,211	154,740
Cash received relating to other investment activities	1,540,000	2,950,040,000

Sub-total of cash inflows from investing activities	13,766,369	2,960,341,506

Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	1,011,937,448	808,226,176
Net cash paid for business combination	63,204,169	139,897,443
Cash paid for investment	19,110,000	—

Sub-total of cash outflows from investing activities	1,094,251,617	948,123,619

Net cash flows from investing activities	(1,080,485,248)	2,012,217,887

Cash Flow Statement of the Company (Continued)

January to September 2015

Prepared by: Guangshen Railway Company Limited

Unit: ¥ Currency: RMB Audit status: unaudited

Item	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	354,176,850	566,584,240
Cash paid relating to other financing activities	—	150,000

Sub-total of cash outflows from financing activities	354,176,850	566,734,240

Net cash flows from financing activities	(354,176,850)	(566,734,240)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	371,098,528	3,259,461,885
Add: Balance of cash and cash equivalents at the beginning of the period	1,659,849,029	404,626,412
VI. Balance of cash and cash equivalents at the end of the period	2,030,947,557	3,664,088,297

Chairman: Wu Yong General Manager: Shen Yi Chief Accountant: Tang Xiangdong Head of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable     ☑  Not applicable